Request for Acceleration of Effective Date of Registration Statement of
Oppenheimer Main Street Fund
Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

March 16, 2012

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:	Registration Statement on Form N-14 for Oppenheimer Balanced Fund/VA,
a series of Oppenheimer Variable Account Funds; Proxy Statement for Total
Return Portfolio, a series of Panorama Series Fund, Inc. File No. 333-179583

To the Securities and Exchange Commission:

Oppenheimer Balanced Fund/VA (the "Registrant"), a series of Oppenheimer Variable Account Funds, and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-14 to March 19, 2012, or as soon as practicable thereafter.  The initial Form N-14 was filed on February 16, 2012, and Pre-effective Amendment No. 1 was filed on March 16, 2012.

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer Variable Account Funds, on behalf of
Oppenheimer Balanced Fund/VA

By:	/s/ Taylor Edwards
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Taylor Edwards, Assistant Secretary

OppenheimerFunds Distributor, Inc.

By:	/s/ Janette Aprilante
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Janette Aprilante, Secretary